GENCOR INDUSTIRES, INC.

5201 N. ORANGE BLOSSOM TRAIL

ORLANDO, FLORIDA 32810

April 22, 2011

Mr. Jeffrey Jaramillo

Accounting Branch Chief

United States

Securities and Exchange Commission

Washington, D. C. 20549-3030

Re:	Gencor Industries, Inc.
Form 10-K for fiscal Year Ended September 30, 2010
Filed December 22, 2010
File No. 001-11703

Dear Mr. Jaramillo,

The following is in response to your comments included in your transmittal letter dated April1, 2011:

Form 10-K for the Fiscal Year Ended September 30, 2010

Business, page 2

1.	We note your response to prior comment 4. In future filings, please provide, if material, disclosure in your “ Business” and “Liquidity and Capital Resources” sections about your “Acquisition Fund” mentioned in your response, such as when you created the fund, the amount in the fund and the purpose of the fund. Also, expand the disclosure in the “Risk Factors” section of your Form 10-K to provide more specific disclosure of the risks related to the fund.

Response: The “Acquisition Fund” is an amount of cash accumulated over years by the Company and intended to support its operations, as well as to be used in and when an appropriate acquisition becomes available.

We do not believe that it is appropriate to include a discussion on this under the “Business” section, Part I, Item 1of the Company’s Annual report on Form 10-K as it does not describe our business.

Under Item 7 of the Company’s Annual report on Form 10-k, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” we state under the “Liquidity and Capital Resources” section, page 20, that “the Company had $3.0 million in cash and cash equivalents, and $73.3 million in marketable securities” and that such securities are “invested through a professional investment advisor”, and such securities “can be liquidated at any time into cash and cash equivalents” on very short notice. The Company has no other fund, or resources, designated as “Acquisition Fund”.

Under Item 1A, “Risk Factors”, on page 8 of the Company’s Annual report on Form 10-K, in describing our invested cash, we state “The Company’s marketable securities are comprised of stocks and bonds invested through a professional investment advisor and are subject to various risks such as interest rates, markets, and credit.”

We believe that the above adequately addresses and clarifies the points raised.

2.	Investment company status - No response requested at this time.

Consolidated Balance Sheets, page 25

3.	Please refer to prior comment 5. We note that you have provided a roll-forward of the allowance for doubtful accounts between September 30, 2009 and September 30, 2010. We note that the only deductions listed are for bad-debt write-offs. Please confirm for us that you had no recoveries of accounts receivable balances subject to an allowance during the year-ended September 30, 2010. Alternatively, please provide us a roll-forward that includes detail of any recoveries.

Response: During the year ended September 30, 2010, there were no recoveries of accounts receivable balances related to accounts that were previously written-off. However, approximately $200,000 of aged accounts receivable balances that were not written off and were therefore included in our allowance for doubtful accounts estimate as of September 30, 2009, were collected during fiscal 2010. These “recoveries” were considered in our monthly analysis of the adequacy of the allowance for doubtful accounts and reduced the amount required to be booked as new additions to the allowance for doubtful accounts in fiscal 2010. Due to the nature of computing this estimate, we believe our presentation of the related allowance activity is proper.

4.	Please refer to prior comment 6. We note your response to our comment that states “the majority of the Company’s sales require cash payments in advance of shipping.” Please explain how you account for the significant cash payments when made in advance of shipping. We see that your deposits liability is only $1.5 million. Please provide us a summary of the revenue generating activities which require cash payments in advance of shipping and quantify for us the amount of cash received prior to shipping and reconcile to your customer deposit liability.

Response: All cash payments made in advance of shipping are placed into the customer deposits account when received. Cash deposits of 25% on equipment sales are typical prior to any work being commenced on manufacturing the equipment with final payment required prior to shipping. Upon shipment, the customer is invoiced which creates a receivable in the ERP system. The customer’s deposit is then applied to the receivable.

As documented in our prior response 12, revenues from contracts for the design, manufacture and sale of asphalt plants are recognized under the percentage-of-completion method. Revenue recognized in excess of amounts billed is classified as current assets under “costs and estimated earnings in excess of billings.” To the extent there are related customer deposits on hand, costs and estimated earnings in excess of billings are reduced accordingly.

As mentioned above, the majority of the Company’s sales of equipment require a deposit upon signing of the sales contract with full payment prior to shipping. Certain customers do have net 30 terms for equipment sales but these are not significant. Parts sales and service to domestic customers are typically done under net 30 terms whereas parts sales and service to foreign customers require cash in advance payments.

A reconciliation of the customer deposits account is as follows:

Balance, September 30, 2009	$786,000
Additions	48,409,000
Applied to customer receivables	(47,533,000)
Applied to costs and estimated earnings in excess of billings at September 30, 2010	(184,000)

Balance, September 30, 2010	$1,478,000

— Page 2

Note 1 – Nature of Operations and Summary of Significant Accounting Policies, page 29

Fair Value Measurements, page 29

5.	We see from your response to our prior comment 8 that fixed income valuations are based on estimates provided by Standard & Poor’s for municipal bonds and Interactive Data Corporation for corporate bonds and that the use of such services is ordinary and customary where not all issues are frequently traded. Please tell us more about the nature of the estimates provided by these services and the activity in these markets, considering that all issues are not frequently traded. Please specifically tell us how you concluded that the estimates you receive represent fair value measurements that fall within Level 1 in the fair value hierarchy, which indicates quoted prices in active markets for identical assets are obtained. We refer you to FASB ASC 820-10-50-2.

Response: Standard & Poor’s (“S&P”) and Interactive Data Communications (“IDC”) utilize market standard valuation methodologies performed using proprietary pricing models to value the fixed income securities. The market standard valuation methodologies utilized include: discounted cash flow methodologies, matrix pricing or other similar techniques. The inputs to these market standard valuation methodologies include, but are not limited to: interest rates, credit standing of the issuer or counterparty, industry sector of the issuer, coupon rate, call provisions, maturity, estimated duration and assumptions regarding liquidity and estimated future cash flows. In addition to bond characteristics, they will also incorporate market date, such as actual trades completed, bids and actual dealer quotes, where such information is available. Accordingly, the estimated fair values are based on available market information and S&P’s and IDC”s judgments about financial instruments.

The Company believes that whereas the specific assets may not be traded on a daily basis, they are very liquid assets that are traded periodically on active markets and as such qualify as Level 1 investments in the fair value hierarchy.

Inventories, page 31

6.	Please refer to prior comment 10. We note your response to our comment, but do not see how you addressed our concern. Please tell us how often you review your inventory for obsolescence. In addition, please tell the basis for determining the inventory’s market value as part of your lower of cost or market test.

Response: Inventory is typically reviewed for obsolescence on an annual basis computed as of September 30th, the Company’s fiscal year end. If significant known changes in trends, technology or other specific circumstances that warrant consideration occur during the year, then the impact on obsolescence is considered at that time.

For purposes of the Company’s “lower of cost or market” test on inventory, market value is determined predominantly based on selling price of the related items.

Impairments, page 31

7.	Please refer to prior comment 11. Please revise future filings to include a policy note for testing intangible and long-lived assets for impairment consistent with and similar to your response to our comment. Please provide us with a copy of your proposed revised disclosure.

Response: The Company’s proposed revised disclosure to be included in future filings is as follows:

Long Lived Asset Impairment – Property and equipment and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset (or asset group) may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted cash flows expected to

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result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded is calculated by the excess over its fair value of the asset’s carrying value. Fair value is generally determined using a discounted cash flow analysis.

Item 10. Directors, Executive Officers and Corporate Governance, page 40

8.	We note your response to the second sentence of prior comment 1. You must determine whether your report contains material deficiencies and the appropriate time to file the report.

Response: A Form 8-K was filed on April 22nd, 2011 to announce the appointment of Mr. Marc G. Elliott as Acting Chief Financial Officer (see also table included below in response to current comment 9).

9.	Regarding your responses to prior comments 2 and 3.

a.	It does not appear that you provided the table requested in the second sentence of both comments. Therefore, we reissue the comment to provide us with a table that supports your disclosure that the transactions had been reported.

b.	Your response to the third sentence of both comments only addressed the examples we mentioned of appointments announced since February 17, 2009 through September 30, 2010 when no Form 3 or Form 4 was filed after February 17, 2009. However, your response did not refer to other appointments, such as the person(s) who acted as chief financial officer after Messrs. Mundy and Adams resigned. We note the disclosure in your Form 8-Ks filed August 13, 2009 and on June 30, 2010.

c.	If your table does not support your disclosure that the transactions had been reported, tell us how you will provide disclosure to investors about the unreported transactions.

d.	Messrs. Adams, Sharp and Mundy must determine the appropriate time to file their Form 3s. Please note that your directors and chief financial officers must file a Form 3 upon appointment even if that person does not beneficially own any of your securities. See General Instruction 1(c) to Form 3.

Response: Please refer to the table and footnotes below:

Name	Appointment	Date	Form 8-K Filed	Form 3 Filed	Form 4 Filed	Resigned	Form 8-K Filed
Al Mundy	CFO	3/4/2009	3/6/2009	4/21/2011	N/A	8/10/2009	8/13/2009
Robert Mifflin	Interim CFO	8/10/2009	8/13/2009	4/20/2011	N/A	N/A	N/A
L. Ray Adams	CFO	11/12/2009	11/16/2009	(1)	N/A	6/25/2010	6/30/2010
Larry Maingot	Interim CFO	6/25/2010	6/30/2010	4/20/2011	N/A	N/A	N/A
Marc G. Elliott	Acting CFO	7/12/2010	4/22/2011	(2)	N/A	N/A	N/A
James P. Sharp	Director	3/26/2010	3/29/2010	4/21/2011	N/A	N/A	N/A

(1)	- The Company is attempting to contact Mr. Adams to inform him of the need to file a Form 3.
(2)	- A Form 3 was filed by Mr. Eliot when he was first appointed an officer of the Company in 1993.

— Page 4

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ E.J. Elliott
E.J. Elliott
Chairman and Chief Executive Officer

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